UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Results of Ordinary General Meeting of Shareholders of Earlyworks Co., Ltd.

The sixth Ordinary General Meeting (the “Meeting”) of shareholders of Earlyworks Co., Ltd. (the “Company”) was held on July 26, 2024 at 2:00 p.m., Japan Standard Time (July 26, 2024 at 1:00 a.m., U.S. Eastern Time) in Tokyo, Japan. At the Meeting, the shareholders of the Company approved and adopted both resolutions as originally proposed as follows: (1) approval of Financial Statements for the Sixth Fiscal Year; and (2) partial Amendment to the Articles of Incorporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

Date: May 7, 2025	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Chief Executive Officer and Representative Director (Principal Executive Officer)

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